2006 Annual Report

ciber


1900 DETROIT
1800 ST. LOUIS, MO
1800 MINNEAPOLIS, MN
1800 DALLAS, TX
1700 PHOENIX, AZ
1600 SAN FRANCISCO, CA
1600 PORTLAND, OR
HINCKLEY 2400
OSLO 0100
AMSTERDAM 0100
EINDHOVEN 0100
MADRID 0100
RCELONA 0100
KHOLM 0100
.HAGEN 0100
COLOGNE 0100
HELSINKI 0200
ST. PETERSBURG 0300
CHENNAI 0530
BEIJING 0800
LONDON FRANKFURT MOSCOW
BANGALORE
SEATTLE DENVER CHICAGO NEW YORK
AUCKLAND
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HOSTING
EDUCATION

The Sun Never Sets for CIBER

About the Cover

Our cover design symbolizes CIBER's growing presence as a global solutions provider. With eighty offices in eighteen countries, spanning twelve time zones, CIBER never stops delivering round-the-clock performance. Indeed, helping customers succeed 24/7/365 is what makes us tick.


ERP
HOSTING
RETAIL
HEALTHCARE
GOVERNMENT
SECURITY
EDUCATION

Table of Contents

Building the Brand



CIBER's unforgettable Purple i character took to the golf course in 2006 – the latest in a six-year series of unique animated commercials illustrating CIBER's can't miss technology solutions. It aired during CBS' telecast of The International Golf Tournament at Castle Pines and other PGA tournaments throughout the year, as well as on cable news and financial networks.

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Financial Highlights

	Years Ended December 31,				
In thousands, except per share data	2002	2003	2004	2005	2006
Operating Data:					
Revenue	$ 608,318	$ 691,987	$ 843,021	$ 956,009	$ 995,837
Amortization of intangible assets	$ 910	$ 2,664	$ 4,214	$ 5,958	$ 5,930
Operating income	$ 24,522	$ 32,463	$ 51,268	$ 46,656	$ 45,040
Net income	$ 14,178	$ 19,984	$ 29,701	$ 24,707	$ 24,735
Cash net income[1]	$ 14,724	$ 21,582	$ 32,314	$ 28,520	$ 28,584
Earnings per share – diluted*	$ .22	$ .31	$ .45	$ .38	$ .40
Cash earnings per share – diluted[1]*	$ .23	$ .33	$ .48	$ .44	$ .46
Share Data:					
Weighted average shares – diluted*	63,989	65,451	74,642	68,296	62,357
Shares outstanding at end of period	64,117	58,599	62,542	62,047	61,753
Share price at end of period	$ 5.15	$ 8.66	$ 9.64	$ 6.60	$ 6.78
Balance Sheet Data:					
Current assets	$ 163,769	$ 292,642	$ 274,881	$ 275,492	$ 284,142
Total assets	$ 427,141	$ 573,323	$ 758,672	$ 744,567	$ 779,679
Total current liabilities	$ 62,922	$ 80,090	$ 136,010	$ 128,110	$ 143,385
Total liabilities	$ 93,779	$ 268,691	$ 377,132	$ 365,030	$ 362,309
Total shareholders' equity	$ 327,530	$ 304,632	$ 377,663	$ 376,607	$ 416,122
Other Data:					
Revenue growth	8.8%	13.8%	21.8%	13.4%	4.2%
Operating income margin	4.0%	4.7%	6.1%	4.9%	4.5%

[1] Cash net income equals net income plus tax adjusted amortization expense.

* The effect of EITF 04-8, adopted effective December 2003, which increased net income and shares outstanding when computing reported EPS, was reduced to 70% implication in January 2005 and eliminated in July 2005.

Revenue



$ Millions
1000
900
800
700
600
500
2003
2004
2005
2006

Net Income



$ Millions
30
25
20
15
10
5
2003
2004
2005
2006

GAAP EPS



$ Actual
.50
.40
.30
.20
.10
0
2003
2004
2005
2006

To Our Shareholders

2006 was a year of progress for CIBER, more revenue, more earnings and more EPS. More employees, more solutions and more countries. That said, it wasn't as much progress as we wished for or, in our opinion, that it should have been.

CIBER Europe Led the Way

One of the best performances in 2006 was turned in by CIBER Europe. In a macro sense, European revenue grew 14%, profit contributions increased by 50% and personnel increased by 20%. At a more detailed level: we made two smaller in scale acquisitions of SAP Practices, one in Germany (April) and one in Norway (June), and in September we successfully acquired the last 5% of Novasoft AG, making us a 100% owner (we had owned 95% for the previous 18+ months).

And, most importantly, at December's end we successfully delivered the two long discussed and challenged projects in Denmark. My and our congratulations to all of the employees that demonstrated the determination to see these through to conclusion. (Both customers have shown their appreciation by adding more scope to these works.)

New Geography

We added New Zealand to our global map, to go along with Australia added in 2005. CIBER now operates in 18 countries and, as the British Empire has said and this year's cover illustrates, *the sun never sets on CIBER these days.*

CIBER India

We moved into beautiful new offices in Bangalore in May. We now have the space to grow, and to present to clients and recruits that come by to kick the tires, and more emphasis is being added in early 2007.

SCORECARD: Growth	2005	2006
Revenue	13 %	4 %
Net Income	- 17 %	0 %
WASOs	- 9 %	- 9 %
EPS	- 16 %	5 %
Stock Price*	$ 6.60	$ 6.78
Stock Price Δ	- 32 %	3 %
*@ Dec. 31		

Focusing on the US

We added revenue in all of our operating divisions except the Federal Government Practice, which went backwards by double-digit amounts in revenue.

CIBER won and began its biggest project ever, a **$60 million SAP** implementation for the Pennsylvania Turnpike Commission. This multi-year, multi-faceted project is a cross-sell win with CIBER's State & Local Government Practice and CIBER Enterprise Solutions (CES), our US ERP Practice.

Another highlight of 2006 was our **Technology Solutions Group**, which specializes in helping companies acquire the "right" computer hardware for their needs. This Cincinnati-based group had a record year. I will even add they are nice people, too.

Also, as an example of the superior, multi-dimensional work we do for Corporate America, our **Orlando** office spearheaded a $6 million project in 5 months for a publishing company that included not only local resources, but CIBER's Domestic Development Center in Tampa, as well as CIBER India, while borrowing from CIBER Denver and Detroit, also.

Noteworthy, without CIBER, the **City of New Orleans** would have had a much tougher 2006. Under the lead of Jeff Talley, CIBER kept ALL IT-related systems running (because of financial uncertainty, 80% of CoNO MIS were laid off 45 days after Hurricane Katrina), which included: payroll, networking, wireless support, for every City Department, including City Police and First Responders, helping the City recover from the storm, plus many other functions. Suffice it to say, CIBER has been vital to them, and was before, during, and after Hurricane Katrina.

CIBER is committed to be a leading international, diversified portfolio provider of application software solutions and services.

The Challenges

Wrapping up Denmark took longer (to 4Q06) than we had hoped, and other CIBER Practices also had material challenges in some part. Our US ERP Practices experienced their worst "services" year in several, but fortunately finished the year in better shape. A couple State & Local Government Practice projects also challenged 2006's results. Our Federal Government Practice wasn't tested so much by a project, but by the lack of projects. A lost contract in mid-2005 represented over half of the reductions, however, delayed spending for many Federal tasks, as money disappeared to Iraq, was also disappointing. We expect each of these areas will make good progress in 2007.

What is CIBER's strategy?

We like our current business model, which includes:

Who, what, where		**Revenue**
Sectors:	Private	70%
	Public	30%
Software Skills:	Custom	74%
	Package	26%
Geographically:	US (Includes India operations)	73%
	Europe (Includes China, Australia & New Zealand)	27%

Where do we go from here?

First and foremost is to perform better. We have done some great and good things, but have not always executed as well as we wished for customers or shareholders. As the modern book title implies, good is not good enough. "Better" is CIBER's mantra for gross margin and operating income margin for 2007.

I often say, there are three legs to a stool: customers, employees and shareholders. Satisfying only two of these is not okay, not for long. The only way to build a more credible, long-term, public company is satisfying all three, year after year.

Action Plans

We do need to add more in developing areas, India and China specifically; these are squarely on the bull's-eye. For example, as the *Financial Times* said in December 2006, "if middle classes were equity listings, then India would be eBay and the US would be [an auto company]." We are also adding more to our growing US SAP Practice, already our leading ERP Practice on a global basis. Enlarging RFID and Supply Chain offerings are also compelling. Finally, declaring a few more verticals (industry expertise) is of great interest as we add critical mass in these specialties. A portion of the operational text in this report will add color on these areas.



Bobby G. Stevenson and Mac Slingerlend

Some Thanks are Due

- To our Employees, for their dedication, and their families, for sharing them with us.
- To our Customers, for the opportunities they award us.
- To our Board of Directors, for their commitment and guidance.
- And, to you, our shareholders, for your support of what CIBER stands for and is trying to do.

2007

Is shaping up to be a better year as we begin. We exited 2006 far better than we exited 2005, doubling quarter-over-quarter December results. A good start, and commitment to improve globally in 2007 bodes well. Please read on for more details on what we do every day. We look forward to communicating with you as 2007 proceeds. Thank you.



Mac Slingerlend

Specialists who are committed to excellence, willing to lead, and have a passion to effect change.


CUSTOM COMMERCIAL

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Custom Commercial Practice

The CIBER Custom Commercial Practice is the largest revenue producer within CIBER, growing to $360 million in 2006. Our 3,000 consultants in nearly three dozen local offices across the US serve clients onsite, as well as offsite, in system development and IT operations centers.

During 2006, CIBER expanded the depth and breadth of its support for commercial clients across the US by providing full solution life cycle support for an ever-increasing number of both Fortune 500 and mid-market clients.

Our client base covers a myriad of vertical markets, with financial services, healthcare/pharmaceutical, manufacturing, and services sectors contributing over half of Practice revenue.

We also continued to serve long-standing clients in the auto and financial services industries, and we gained significant new clients in retail, services, and healthcare – and saw increased spending among many of our clients – mirroring the IT sector as a whole.

The average size of our engagements also increased, with several engagements over $10 million each and some of the largest deals in CIBER's history. All of this is an indication of the success of our broad-based offerings and go-to-market business model.

Assisting Our Clients Throughout the Solution Life Cycle of Systems

At the heart of CIBER's expertise is a focus on building, integrating and supporting the solution or application life cycle of our clients' systems – from their architectural foundation, through application development, integration, and long-term support. We begin our work with many clients in a specific area but often quickly broaden our scope to include additional services along the solution life cycle continuum.

Custom Commercial's Core Services: Application Development and Management

At the heart of computer solution life cycles are application development and management. We continue to evolve these offerings, using:

- The latest frameworks and tools to reduce complexity and cost;
- Model-driven development and requirements management to decrease time-to-value; and
- Iterative development and testing focused on component architectures that can be reused and applied in a service-oriented architecture environment.

Where Do You Want It Done?

CIBER clients continue to have a choice of where this work is performed – onsite, offsite, or offshore. CIBER's Domestic Development Centers – CIBERsites Tampa and Oklahoma City – have honed their offerings to meet specific demands, with legacy system migration and testing capabilities highly utilized in the US, while cost reduction remains a key component of development work completed in our three development facilities in India.

IT Operations: Providing the Foundation for Applications

Seeking to control costs, reduce complexity and focus on core competencies are factors that continue to drive companies to seek IT outsourcing. Gartner predicts the IT outsourcing market to grow at a CAGR of 7.4% to nearly $300 billion in 2010, led by growth in network outsourcing and application outsourcing.



Sundials are early clocks that measure time by the sun's position. Dating back to 3500 BC, sundials were found in Pharaonic Egypt and were developed further by Chinese, Greek, and Roman cultures, among others.

Our **CIBERsites IT Operations Practice**, with secure 24/7 facilities in New Jersey, New York, and Arizona, are even exceeding that growth. Our message resonates with mid-market clients who want a more flexible and culturally compatible alternative to larger outsourcing competitors. New clients such as JPMorgan Chase, Moet-Hennessey, and Daiichi-Sankyo Pharmaceuticals join some of our longer-term clients, Neenah Paper, Gate Gourmet, Alpha Retail (UK), and Innophos.

Our managed services offering spans data center hosting, applications operations support (including SAP), operating system administration and management, network operations, call center/help desk, and distributed desktop services. Gartner includes CIBER in the "Challenger" Quadrant in both the Help Desk and Distributed Services Magic Quadrants†, and CIBER was named North American Partner of the Year by CA, one of the world's largest information technology management software companies.

Expanding National Practices

We continued to increase our strategic services to clients, with National Practices in key horizontal and niche verticals. These highly focused Practices provide high-end consultants, best procedures, methodologies and repeatable solutions to our clients:

- **Global Enterprise Integration Practice** continued to grow, doubling in size in 2006 to serve significant new clients such as the Mayo Clinic, Toyota, and Dunkin' Brands, while continuing to serve clients such as Disney, Home Depot Supply, and Jeppesen Sanderson, a subsidiary of Boeing. This Practice was included in Gartner's Business Intelligence Services Magic Quadrant†, and was also a featured speaker in national and international webinars and conferences.
- **Global Security Practice** provides assessment and remediation services as well as managed services that include intrusion monitoring and incident response. In 2006, clients included the state of Wyoming, EMC, CNL Financial, and the University of Colorado.
- **Travel and Hospitality Practice**, launched late in 2006, is a vertical practice focused on the unique needs in this industry. We've created this Practice to capitalize on the knowledge CIBER has gained and the repeatable solutions we've developed while serving some of the most significant players in the Travel and

Harcourt

Harcourt, an Orlando, Florida based leading publisher of educational materials in North America, needed to convert their core IT systems to handle the industry's new book numbering standard to identify their books and products before an industry imposed deadline.

In 2006, Harcourt selected CIBER to fully remediate their core IT system, which included project management, solution design, job specification development, system analysis, remediation, unit test, implementation, and post project support.

Harcourt leveraged CIBER's global delivery model by distributing the work onsite at Harcourt, offsite at our domestic delivery centers in Tampa and Orlando, and offshore at our center in India. In addition to the 20 Orlando based consultants, CIBER scaled the team to a total of 80 members in a two week period and successfully completed the engagement.

"I believe the constant collaboration between Harcourt and CIBER played a significant role and led to a near flawless implementation," said Linda Vande Ven, Harcourt Chief Information Officer "CIBER was a true partner throughout this project and met our aggressive time constraints."


Health
Math
Computers

Left to right: Rich Schulz, Director of Delivery, CIBER; Marilyn Fernandez, OMS Application Manager, Harcourt; Robert Strong, Account Executive, CIBER; Linda Vande Ven, Vice President and Chief Information Officer, Harcourt; Tony Marino, Group Director, Applications, Harcourt; Tony Phillips, Vice President/Area Director, CIBER

Hospitality segment. The focus of this Practice will be on solutions for the sales and marketing departments of destination resort and hotel companies, where online presence and efficient and effective transactions are key to gaining and keeping market share.

We are also gaining industry commendations in other major verticals, demonstrating the depth and breadth of our experience. For instance, we were recognized as a leader in financial systems implementation in healthcare by KLAS Enterprises, an independent firm that monitors and measures the delivery of information technology to healthcare organizations.

In addition, *The Black Book on Outsourcing,* published by the Brown-Wilson Outsourcing Advisory Group, ranks us first among providers of IT outsourcing services to the Energy and Utilities industry.

And, A Focus on Project Execution

To ensure we continue to deliver high quality solutions to customers as our engagements grow in size, our **Center for Project Performance** provides direct support to the delivery teams in our field offices. Much of the Center's efforts are focused on evolving CIBER's project management and delivery methodologies, and providing project management mentoring, tools, training, and techniques. This includes establishing universal project performance metrics and tracking progress, as well as project quality assurance with audits conducted at the onset, midcourse, and final delivery of projects or engagements. The Center's approach is based on best practices advanced through industry organizations such as PMI (The Project Management Institute) and SEI (Carnegie-Mellon's Software Engineering Institute).

In addition, in 2006 we added a Vice President/Delivery for our US Custom Commercial, State & Local Government and CIBER Enterprise Solutions Practices.

Looking Ahead

2006 was a year of growth, both in services offered and achievements for CIBER's **Custom Commercial Practice.**

We are now focused on better execution, more project deliverable work, growth offshore in our Indian-based operations, and greater vertical expertise.

More good things are in store for 2007.



Left to right: John F. Simmons, Manager, Systems & Programming, PEMCO Corporation Computer Services; Alene Akman, Senior Account Manager, CIBER; Cyndi Geiger, Vice President/Area Director, CIBER

PEMCO Corporation Computer Services

PEMCO Corporation Computer Services (PCCS) is a business unit of PEMCO Corporation. PCCS provides information services to the PEMCO alliance of companies as well as to the general marketplace. Their clients served include a property casualty insurance company, a commercial bank, and a credit union, as well as many customers outside the alliance.

CIBER has had a 15+ year history supporting PCCS. Our services have included DASD Storage Management, MVS/ESA Capacity Planning and Performance Tuning, Network Security Consulting, Disaster Recovery, recently providing SQL Server database administration, .Net development and maintenance, and program/project management services for a newly implemented Insurance Processing System.

According to PEMCO's John F. Simmons, Manager, Systems & Programming, "I can always depend upon the people and practices at CIBER to provide consistent and quality delivery for me and my organization."

State & Local Government Practice



CIBER's State & Local Government Practice grew 12% in 2006, to over $140 million in revenue, reflecting our focus on this Practice as well as the increasing financial health of these clients.

This Practice employs more than 1,200 IT and business consultants who serve 47 states, 200 state agencies, over 225 cities, and 150 counties. Our solutions range from e-government and ERP implementations to enterprise integration, outsourcing, and security and application development and management.

CIBER's achievements in the State & Local Government marketplace have not gone unnoticed. CIBER is ranked 30th in *VARBusiness Magazine*'s annual Top 100 Government IT Providers, and is listed highly in *Washington Technology*'s annual review of government IT providers in the $100 million - $300 million segment.

Accomplishments

Key achievements in 2006 for CIBER's State & Local Government Practice included the following:

Transportation

CIBER works directly with state transportation agencies to design, build, and implement IT solutions that improve customer service, optimize resource allocation, and reduce costs.

- In 2006, CIBER won its largest contract award ever – approximately $60 million – to assist the Pennsylvania Turnpike Commission (PTC) with a very sophisticated SAP ERP implementation. In this multiple Practice win, CIBER's State & Local Government and CES Practices were selected over competition from the most recognized IT brand names because of our partnership approach. The project, when complete, will benefit all areas of PTC's business, streamlining the sharing of data between finance, bids, contracts, procurement, fleet management, asset management, and fund management staffs.
- CIBER was also selected by the Denver Regional Transportation District (RTD) to implement an Oracle PeopleSoft ERP system. In the $13 million multiple Practice win, CIBER will implement handheld devices, shop floor touch-screens for technicians, and bar code labels and scanners for inventory, which will share data with the enterprise system and enhance RTD's business planning and decision-making activities.

Health and Human Services (HHS)

CIBER is an industry leader in designing, building, and implementing custom and internet-based IT solutions, supporting more than 25 state HHS agencies across the country. A significant repeatable solution within CIBER's HHS practice is our WIC (Women, Infants and Children) Practice, in which we are the market leader. Funded by the US Department of Agriculture (USDA) and administered nationally by state governments, this program provides health and nutrition education, healthy food, and other services free of charge to lower income Americans with young children. CIBER's WIC Practice constructs web-based clinics and program management systems for state WIC programs. For example:

- CIBER-developed WIC solutions assist nearly five times more WIC participants as the next closest web-based competitor.

- CIBER implemented three state systems in 2006, specifically Louisiana, Iowa, and North Dakota.
- In 2006, CIBER was selected by Colorado, Utah, and Wyoming to build their web-based WIC system. This system is one of three "national systems" being funded by the USDA as it begins its move toward a certified systems model.

K-12 Education

CIBER began its K-12 Education Practice in late 2006 to focus on providing IT solutions for the expanding K-12 market. IT services in this market are projected to exceed $60 billion within the next four years.

The K-12 Practice is initially concentrating on 100 prospective clients in the Southeast Region of the US. Prospects include education service entities, state departments of education, and school districts with more than 30 schools and more than 30,000 students.

- CIBER's strength in this market lies in our ability to address more key service areas than any other competitor, including: ERP, student information systems, custom application development (including portals, data warehouses, and data analytics), program/project/change management methodologies, and infrastructure support services.
- CIBER has also developed a K-12 consulting model that is based on industry best practices yet allows flexibility to accommodate individual clients' unique needs. This model helps districts meet "No Child Left Behind" metrics and is a key differentiator for CIBER.

This Practice was launched with a $19 million win to provide SAP implementation services to Fulton County Schools, the fourth largest school district in Georgia.

Local Government / e-Government

CIBER continues to aggressively pursue the "local government" market, where we have won strategic engagements with major cities and counties to support their adoption of new technology and "e-Government." CIBER provides infrastructure, technical consulting, project management, portal development, and geographic information system (GIS) services to numerous clients.

- As an example, CIBER expanded its relationship with Cook County, Illinois in 2006, winning a web-portal development contract. CIBER will implement an open enterprise portal that incorporates service-oriented architecture (SOA) technologies to simplify web page management and content creation while enhancing system security.
- CIBER continues to assist the City of New Orleans with its post-Katrina IT redevelopment and implementation. CIBER and the City are collaborating on a major initiative to incorporate GIS technology into New Orleans' IT infrastructure. Data from crime reports, building permits, property complaints, city service requests, property taxes, sales taxes, and other pertinent data are combined and displayed on maps, which authorized users can access via the Internet. This information helps City officials learn which areas of the city are being repopulated so city services can be efficiently routed to those areas.
- CIBER was also selected to continue the development and support of the City and County of San Francisco's web-portal, hosting an assortment of applications across myriad agencies.

Security

State and local government clients are not immune from security concerns, especially as they migrate toward a more robust e-Government service model. Partnering with CIBER's Global Security Practice, our State & Local Government Practice helps clients define their security needs, achieve their security objectives, and maintain secure operations, thus improving operational maturity and permanently reducing risk. CIBER offers policy compliance assessments, risk assessments, strategic security roadmaps, policy development services, training/knowledge transfer services, managed security services, and independent validation and verification (IV & V) services.

In 2006, CIBER won significant security contracts with and provided security services to the states of Colorado, Missouri, New York, and Wyoming, as well as to Collin County, Texas, and the cities of Cleveland and New Orleans.



Invented in the early 14th century, the hourglass was the first dependable, reusable, and reasonably accurate measure of time. They were used extensively at sea, as well as in church, industry, and cookery.

Law and Justice Software

CIBERLaw™ is CIBER's suite of repeatable solutions for the law and justice sector. The suite includes applications to help prosecutors (CIBERLaw™ CRIMES) and public defenders (CIBERLaw™ SCALES) most efficiently administer caseloads, automate routine legal functions, and track cases as they move through the legal system. It also includes Integrated Justice Exchange (CIBERLaw™ IJEX), which facilitates the sharing and exchange of information among law enforcement agencies, prosecutors, public defenders, probation agencies, courts, and correctional agencies. CIBERLaw™ Court System helps automate routine court functions such as calendaring/scheduling, accounting, and caseload statistical reporting.

In 2006, CIBER was selected by Gwinnett County, Georgia, and by Cook County, Illinois – which employs more than 2,000 attorneys – to implement CIBERLaw™ CRIMES to simplify caseload management.

Labor Software

CIBER's Workforce Informer product is a web-based solution used by Labor Market Information (LMI) agencies throughout the nation to manage large volumes of labor data and provide a single source of workforce information to constituents. CIBER's Workforce Informer is the leading LMI delivery solution in the US, having been implemented in 14 states and offering LMI agencies significant benefits and cost savings within the first 8 to 12 months of deployment. CIBER held its annual Workforce Informer Forum in April to meet with LMI officials from 12 states and discuss new state agency challenges and demands and new Workforce Informer features.

Looking Ahead

State and local governments are expected to spend more than $50 billion on IT initiatives in 2007, up 15% from 2006.

In the local government market alone, there are more than 3,200 counties and 19,000 cities – a very broad, deep, and promising market. Yet this market remains highly fragmented, with no one vendor dominating.

Given CIBER's continued emphasis in this market, our **State & Local Government Practice** is well positioned to become the vendor of choice for "state and local" governments facing IT challenges.

The Pennsylvania Turnpike Commission

The Pennsylvania Turnpike Commission (PTC) and CIBER have jointly undertaken a collaborative effort to streamline the agency's operational departments by implementing significant portions of SAP's MySAP Business Suite. The PRIDE project (PTC Readiness for an Integrated Decision-making Enterprise) is far more than a software implementation project; the combined teams' mission is to make the Turnpike the single most effective, efficient and fiscally sound entity within the entire Commonwealth. PTC and CIBER employees have been working side-by-side in a truly joint effort to adopt numerous "business best practices" aimed at making the Turnpike a model for Pennsylvania and a recognized leader in toll collection agencies throughout the country.



Left to right: Jeff Mesaric, Chief Information Officer, Pennsylvania Turnpike Commission; George Hatalowich, Chief Operations Officer, Pennsylvania Turnpike Commission; Ann Griffiths, Vice President, Regional Director, CIBER; Russ Wheeler, President, CIBER Enterprise Solutions; Ed Burns, President, State & Local Government, CIBER



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Enterprise Solutions

CIBER Enterprise Solutions (CES) is our $120 million, 500-consultant, multi-package professional services organization, focused on delivering scalable Enterprise Resource Planning (ERP) solutions to its US customers around the world.

Our SAP, Oracle (including PeopleSoft & JD Edwards), Lawson, Microsoft Dynamics, Supply Chain, and Technology Solutions Group Practices place strong emphasis on vendor partnerships to deliver high-value, cost-effective results.

Our customer base, ranging from the middle market to the Fortune 1000, as well as the public sector, relies upon CES' functional application expertise, technical knowledge, and project management skills.

CES' strength lies in our go-to-market strategy that concentrates on the public sector, higher education, healthcare, retail, manufacturing, grower management, food & beverage, and supply chain execution verticals.

This focus is augmented by our talented Technology Solutions Group Practice, which offers infrastructure components including servers, storage, wireless, and peripheral devices to provide comprehensive business solutions.

Our Practice Groups

SAP

Our CIBER Novasoft SAP Practice, with more than 1,000 consultants worldwide, provides project management, business process, and software expertise to our global clients. We apply our vertical focus in industries such as retail, pharmaceutical, chemical, financial services, and manufacturing, along with higher education and public services.

CES worked closely with SAP America to accelerate our business in North America. In 2006, we made significant progress in the public sector by winning two of our largest projects in CIBER's history at the Pennsylvania Turnpike Commission and at Fulton County Schools.

CIBER Novasoft's SAP Practice in Europe, Asia, and Australia/New Zealand is managed by our European operations (see page 18).

Oracle/PeopleSoft/JDE

CIBER is an Oracle Certified Advantage Partner (CAP), the highest partner membership level for systems integrators. CIBER's Oracle Practice has over 16 years of expertise with Oracle's entire application suite, including PeopleSoft and JD Edwards. As a market leader, CIBER is uniquely qualified to assist clients and prospective customers through successful migrations to Oracle's Fusion™ applications.

CIBER's Oracle Practice is a trusted advisor in several key industries, including higher education (highlighted on the following page), public sector, healthcare, manufacturing,



Water clocks may be the oldest time-measuring instruments. Where and when they first existed is not known and is perhaps unknowable. There are modern water clocks, including the Royal Gorge water clock in Colorado.

and food & beverage. Since 1990 CIBER has helped more than 1,000 Oracle, PeopleSoft, and JD Edwards clients build, integrate and support mission critical systems for real-time enterprises.

During 2007, CIBER's Oracle Practice will continue its expansion beyond ERP implementation services to include strategic services on Fusion™ applications and the use of service oriented architecture, implementing predictive business intelligence for executive dashboards, providing competitive lab upgrades, and utilizing CIBER's hosting solutions.

Lawson

CIBER's Lawson Practice has 12 years of experience, and more than 1,400 client engagements implementing and upgrading Lawson software. A Certified Lawson Consulting Partner since 1994, this group provides full functional, technical, and project management support. Our "Beyond the Technology" Lawson services, including change leadership, business process calibration, strategic visioning, and knowledge transfer, have become standard components of most projects. In addition, we have developed CIBER Gems™, a full complement of repeatable solutions that complement the Lawson software functionality while addressing unique client requirements.

CIBER's Lawson Practice is currently providing the primary support for the first state-wide, enterprise-wide implementation of Lawson software for the state of New Hampshire.

Supply Chain

CIBER's Supply Chain Practice continued to expand the breadth of software solutions it supports with the addition of its first Oracle WMS project. In addition, our partnership with HighJump software has resulted in more than a doubling of revenues for that segment of the business over 2005. We continued our successful initiative in logistics for the wine and spirits distribution market, winning several new accounts and becoming a major, recognized leader in that space. That leadership was reinforced through a number of favorable editorial pieces in leading industry journals.

RFID Coming of Age

CIBER has been ahead of the industry in RFID consulting. The problem of slow adoption has been the cost-benefit of the embryonic technology, not the need. CIBER is recognized nationally for our superior cache of RFID knowledge. With several successful engagements already completed, in early 2007, we have merged our Supply Chain Practice with our SAP Supply Chain and RFID expertise to more robustly attack this emerging opportunity. Much more is in store for this Practice in 2007.

Higher Education

A vertical focus within CES, Higher Education spans multiple product vendors. CIBER Enterprise Solutions is one of the largest national implementers of higher education solutions with over 100 college and university clients representing 175+ institutions. Our Higher Education client base represents every type of institution from community colleges to research universities and single and multi-campus institutions, including both public and for-profit schools.

Our Higher Education projects have included locations in the US, Canada, Mexico, the United Kingdom, Germany, and Japan.

Our service offerings include implementing all major ERP applications servicing this market, including Oracle PeopleSoft and e-Business applications, SAP HER, products and the SunGard Higher Education suite. CIBER also provides strategic and business management services to this market.

Technology Solutions Group

For almost 20 years, our Technology Solutions Group Practice has worked closely with our ISV Partners to help clients select and manage the right infrastructure investments to run their primary business applications. Our experienced solution architects and product alliances help clients achieve their infrastructure objectives while reducing capital investments and operating costs.

As a major Tier 1 provider, our primary partnerships include leading manufacturers of enterprise servers, storage, and wireless devices along with strong software alliances.

Service offerings include assessment and selection of business class servers and storage, configuration, installation, mobile computing and network solutions, system upgrades, security, performance evaluation, including integration services, and tools.

Combined with CES consulting services, these offerings provide customers with complete, integrated solutions to deliver and manage their application infrastructure.

Looking Ahead

Focusing on new Practices, vertical expertise, and project management and execution are priorities 1, 2, and 3 for us.

Our **CES Practice** grew revenue by double digits in 2006, and looks for more success in 2007.

URS Corporation

URS Corporation is one of the largest engineering design services firms worldwide and a major U.S. federal government contractor. Headquartered in San Francisco, California, URS offers a comprehensive range of planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services. With 29,300 employees, over 300 offices and operations in 20 countries, URS serves federal, state and local government agencies, as well as private industry and international clients.

In 2006, URS selected CIBER to provide them with IBM System i, System p, and BladeCenter solution design, systems, and implementation services. These systems and services helped URS' two divisions to implement the latest releases of their respective financial and project management software suites. The solutions included services from CIBER's Technology Solutions Group.

"CIBER consultants were involved from the beginning of both projects and were instrumental in developing and installing our solutions," says Don Roberts, URS IT Director for Infrastructure in Austin, Texas. "CIBER was a committed partner in our success, providing not just design, sales and installation services, but assistance throughout the project."


URS

Left to right: Mike Milovich, Vice President, Information Technology, URS; Rick Troeger, Director of Client Development, CIBER; Mike Thilman, Solution Architect Manager, CIBER; William Russell, IT Systems Manager, URS; Dennis Hightower, IT Systems Manager, URS; Vance WilsonMay, IT Systems Manager, URS; Don Roberts, Director, Information Technology, URS; Nathan Quist, Senior Account Executive, CIBER

ciber

Federal Government Practice



CIBER's Federal Government Practice has over 15 years of experience providing mission critical solutions to the Federal government, serving both civilian and defense agencies. In 2006, the Federal Practice's 1,600 consultants generated nearly $150 million in revenue.

CIBER Federal provides IT systems development, integration and support for Federal government projects with a functional focus in healthcare, custom training, telecommunications, energy, physical security, and call centers. CIBER Federal's core strength lies in the responsiveness to and in-depth knowledge of our clients' specific needs and in providing improvements in efficiency and services to citizens.

Accomplishments in 2006 Included

- Our Civilian group implemented an enterprise solution for the Centers for Disease Control (CDC) to enable transfer of critical healthcare information between practitioners.
- Our Information Management/ Information Technology (IM/IT) group was awarded a long-term contract to create a vehicle for consolidating the Navy's budget for official reporting.
- Our Defense & Intelligence group continued to be a key contributor to Department of Defense Joint Commands while supporting the National Intelligence community.
- Our Natural Resources group is reengineering the US Department of Agriculture's (USDA) Risk Management Agency's Enterprise IT Services.
- Our Outsourcing group continues to provide support and data services to the US Army Reserve and the Department of Defense.

CIBER'S Federal Operating Groups

Civilian

Throughout 2006, our Federal **Civilian** group continued to provide excellent applications, operations, and infrastructure support to numerous agencies, including:

- Centers for Disease Control
- Office of Personnel Management
- Department of Homeland Security
- Customs and Border Protection
- Citizenship and Immigration Services
- Department of Defense Military Health Service
- National Institutes of Health
- Veterans Affairs
- US Coast Guard
- US Postal Service

Our Federal Healthcare Practice continues to grow business in Veteran Affairs, the Department of Military Health Service, the National Institutes of Health, and the CDC. We received accolades from CDC for implementing the Enterprise Communications Technology Program (ECTP). ECTP is a secure communications system that facilitates information and documentation sharing for public and private health practitioners on public health subjects of critical national interest.

In 2006, we were awarded new contracts with the Office of Personnel Management (OPM), General Services Administration, Administrative Office of the US Courts, Military Health Service, and the Tricare Management Agency of the Department of Defense. The OPM award covers five years, positioning CIBER to significantly expand our business in this important Federal agency.

Emphasis on the Department of Homeland Security and the Department of the Treasury throughout 2006 has positioned CIBER to add to our Federal Civilian business base in 2007.

Natural Resources

Our Federal **Natural Resources** group builds, integrates, and supports mission-critical solutions for the US Departments of Agriculture, Energy, and Interior. During 2006, this group won a crucial Independent Verification and Validation (IV&V) contract for a pilot project to reengineer enterprise IT services for the USDA Risk Management Agency. We are currently completing a similar project for the USDA Farm Service Agency.

Several recent events present growth opportunities for the Natural Resources group in the near future. Adoption of the Federal Enterprise Architecture guidelines has spurred increased demand for IT reengineering and integration of legacy systems.

The growing emphasis on cost-effective data warehousing and datamart solutions presents significant growth opportunities for this group.

Physical Security

As part of the national and international focus on improved protection of maritime commerce and ports, the US Federal government and other countries are investing considerable funds in protection of our ports, waterways, and maritime commercial vessels.

The Federal **Physical Security** group offers our proprietary Harbor Management and Security System (HMS), an information systems solution that provides enhanced security for ships, ports, and critical infrastructures. The CIBER HMS solution consists of multiple technology products such as radar, cameras, and sonar. We integrate these technologies through long range, high fidelity wireless networks and software applications that combine sensor information into a single picture for port and homeland security officials. The HMS solution stands as a unique and innovative offering in the security marketplace.

In 2006, we completed our HMS solution for the Port of Lake Charles, Louisiana, one of the largest ports in the US. The HMS installation provides security for the port, vessels, and critical infrastructure facilities located in the 30-mile waterway that runs from the Gulf of Mexico to Lake Charles. We anticipate complete installation in 2007 of the HMS for Port Freeport, Texas.

Defense

CIBER serves our Federal Government "Defense Agencies" through three groups: **IM/IT, Defense & Intelligence, and Outsourcing**.

Our **IM/IT** group focuses on the US Navy and the Custom Courseware Training market. This Group also continues to provide IT support, design, development, operation, and maintenance for key customers including the Army War College, Fort Rucker, the US Navy submarine fleet,



Left to right: Gary Miller, Systems Developer, CIBER Federal; Ning Peng, Senior Software Engineer, CIBER Federal; Robb Chapman, CDC, Program Manager, Enterprise Communication Technology Platform; Edward Kujawski, Senior Biomedical Engineer, CIBER Federal; Richard Draut, Director, CIBER Federal Health Solutions; Max Kuznetsov, Senior Solutions Architect, CIBER Federal

Centers for Disease Control

For 15 years CIBER project teams have worked closely with CDC scientific and business leaders to develop and implement cutting-edge informatics tools that support CDC's surveillance, information dissemination and public health workforce development programs.

In 2006, CDC and CIBER deployed a Web-based collaboration portal called *CDC Team*. *CDC Team* enables geographically dispersed team members to work closely with state and local health departments and other partners to coordinate the dissemination of information about health issues as they arise, during both routine operations and in emergency situations.

CIBER is also developing the *CDC Alerting Service*. Using a service-oriented architecture, they will enable programs throughout CDC to send alerts to a wide array of personal communications devices of CDC recipients as well as to other public health jurisdictions. CIBER and CDC are currently engaged in integrating the *CDC Team* collaboration portal and *CDC Alerting Service*.

"CIBER has provided CDC with great people and best-practice techniques in support of our collaboration and emergency communication objectives," says Robb Chapman, CDC Program Manager for the collaboration and alerting services. "They have soldiered bravely on through shifting requirements and priorities and ever-changing regulations. I feel very confident about the solutions we're rolling out and am grateful to have a team of this caliber behind us."



The world's first atomic clock was built in the US in 1949. The atomic clock used today in the US is so accurate, it won't gain or lose a second in 60+ million years.

Lawrence Livermore National Labs, and the Army Training and Doctrine Command (TRADOC).

IM/IT received a contract for audio-visual equipment upgrade of Bliss Hall auditorium, the Army War College's main group facility with over 240 seats. We removed the antiquated system and installed a state-of-the-art presentation facility. The first presenter after completion was the United States Secretary of Defense.

Our IM/IT group also continues to support the Centers for Medicare & Medicaid Services with the award of two new contracts to provide custom training and extension of the CIBER Editorial Support Contract, which continues to enjoy great reviews from customers.

In 2006, IM/IT increased its focus on CIBER's US Navy business. CIBER was awarded the NITESTAR contract, a five-year contract to provide software programming, software testing, technical documentation, software installation, and training for the Office of Assistant Secretary for the Navy for Financial Management and Comptroller Division.

A main focus of the **Defense & Intelligence** group in 2006 was the expansion and improvement of US Air Force business development. This included analysis of the Department of the Air Force's strategic vision and associated budgets for fiscal years 2007 through 2010 and resulted in formulation of short term and long range plans and goals for this business unit.

2006 was another banner year for this unit in the Department of Defense Joint Commands. We retained 97% of the install base work and won a new contract to provide Advisory and Assistance Support. CIBER employees continued to be key contributors to the missions of NORAD, USNORTHCOM, USSTRATCOM, and Alaska Command.

We continued to support the national intelligence community by supplying key, highly skilled engineers and analysts. The operational database developed and implemented by CIBER was successfully deployed in 2006 across multiple customers, resulting in a comprehensive and collaborative platform that supports numerous mission-critical processes.

Our **Outsourcing** group focuses on the US Army, Federal telecommunications solutions, and the Federal call center market. They assist Federal agencies by providing onsite and offsite support of their business and technology plans. CIBER's Outsourcing team assumes many of the daily activities, allowing our clients to concentrate their efforts on primary tasks.

The Army JAG Corp, Fort Campbell, Kentucky, Womack Army Hospital, and most of the Army Reserve Regional Commands rely on CIBER's Federal Outsourcing services for help desks, customer service centers, application maintenance, production hosting/support, and network support.

At Fort Campbell, CIBER assists the Director of Information Management, representing a large military installation in the Department of Defense. CIBER provides a full suite of managed services for network, help desk, telecommunications, and micro-repair activities at Fort Rucker and at Carlisle Barracks, Pennsylvania.

We also provide voice and data services to the Army Reserve. This service covers help desk, billing, and voice and data convergence for over 900 sites across the continental United States, Puerto Rico, Hawaii, and Europe.

And, our traveling "tiger teams" continue to perform active directory migrations at military and civilian facilities.

Additions to our suite of services in 2006 included telephony services for the National Archives and Presidential Libraries, and the establishment of a service center dedicated to telephony support. The service center is located in Peachtree City, Georgia; our call center is located in Dallas, Texas.

Looking Ahead

CIBER's **Federal Government Practice** experienced significant wins throughout all business groups in 2006, and we continue to strengthen our backlog as we look into 2007.

CIBER Federal has developed its strategy to suit the increasing demand for government solutions. Our long-term focus remains committed to providing exceptional value-priced services and innovative solutions for decades to come.

Overall, our Federal Government Practice teams are confident that they will secure growth amidst the current budget challenges facing the sector.



ciber
Europe

CIBER's European business achieved revenues of nearly $250 million in 2006 and accounted for over 25% of CIBER's worldwide revenue, up from 22% in 2005.

In 2006, our revenue grew by 14%, we improved gross margin, and a concerted effort by our management teams kept overheads flat.

Strong Organic Growth

CIBER Europe delivered strong organic growth, building on the significant acquisitions of the previous years, and focused on providing clients with an impressive range of services and solutions from across the CIBER world.

Of our 2006 European revenue, nearly 70% came from four key vertical market sectors:

Manufacturing	30%
Retail	16%
Public Sector	13%
Energy and Utilities	10%

Progress with SAP

SAP-related solutions and services are a major part of the CIBER Europe business, accounting for approximately 55% of our revenue in 2006.

We started to grow new SAP business streams in more countries during 2005 and further strengthened our position in 2006.

With a niche acquisition in **Norway**, we gained great new consultants and new opportunities to capitalize on our growing reputation with SAP in the Nordic region.

Not only did we continue our robust operations in **Germany** with SAP, we also added to our German operations in early 2006 with an acquisition that brought new products as well as experienced consultants.

Our Spanish business, CIBER Offilog, is worthy of a special mention. They had their best year ever in 2006, increasing their employees to over 150, growing their revenue by over 30% and increasing their margins handsomely. In **Spain**, we are a certified SAP partner to implement SAP Healthcare solutions (Special Expertise Partner in Public sector, Healthcare and Education) and have established a strong reputation in the Spanish healthcare market over a period of more than 10 years. We bring the most experienced consultants in Spain, in both the technical and functional domains, to each project. Our high-quality services can address the entire project life cycle from initial consultancy to post-implementation support and maintenance.



Ships' bells are used on a ship to regulate sailors' duty watches. However, the strikes of ships' bells do not align with the hour. Instead, there are eight bells, one for each half hour of a four-hour watch.

CIBER is the leading SAP partner within the private healthcare market in Spain, with a market share of over 60% of the SAP installed base in this region.

Additionally, we opened an office in **New Zealand** in 2006, following our expansion into **Australia** late in 2005. Both of these operations are working closely with SAP in the region as value-added resellers focused on the retail sector. We have won new clients 'down under' and look forward to 2007 with great anticipation.

Elsewhere in Europe

In the **Netherlands,** we won significant new projects with both existing and new clients. These successes resulted in revenue growth in 2006 of over 30% for the region, driven largely by an increase in non-package software-related offerings in the areas of managed services and support services and an expansion into new initiatives such as Business Intelligence technologies.

Not to be left behind, CIBER **Sweden, Finland,** and **Russia** had good progress in 2006, providing a springboard for 2007.

In the **UK,** our operations also demonstrated resiliency as they repositioned their offerings and concentrated on setting up pipelines for 2007 – a few of which we expect you may hear about as the new year marches on.

Dedicated to Delivery

During 2006, CIBER Europe successfully delivered the two extremely challenging fixed-price projects in **Denmark.** Whilst concentrating on these projects has severely constrained our ability to deliver the financial results we would have hoped for in Denmark, we have truly demonstrated CIBER's commitment to our clients and our fierce determination to deliver on our promises. The result has been very satisfied clients and an enhanced reputation for CIBER as the IT services partner that you can count on!

Looking Ahead

In 2006, **CIBER Europe** built upon our past and added a number of initiatives to expand the portfolio of services that we offer to our clients, specifically in the areas of outsourcing, hosting, and managed services. These initiatives have had a positive reaction in our key markets as clients and potential clients alike recognize CIBER as a full-line service provider, able to offer a range of services covering the entire IT project life cycle.

We will continue to build upon this approach during 2007, delivering world-class services across our geographic regions.

(Please turn the page for a few of our noteworthy European engagements.)

Examples of CIBER Europe Client Solutions:

Forlagsentralen ANS - Norway

Forlagsentralen is the leading book distributor in the Norwegian market, distributing more than 10 million books per year, or 40,000 books per day. In total, Forlagsentralen has a stock of 17 million books, comprising more than 25,000 titles.

The company offers a range of logistics services including warehousing and distribution for the largest publishers in Norway – Aschehoug and Gyldendal. *Founded in 1922, Forlagsentralen serves book retailers across the whole of Norway and employs 130 highly efficient employees.*

Based on the technological demands of owners and customers, Forlagsentralen realized that its current systems were unable to support their plan to meet the needs of a more efficient and demanding market. During the second half of 2005, they undertook extensive research amongst the leading ERP software providers and decided on the mySAP ERP solution from SAP, together with a consortium of CIBER and Insync to provide the services. The final decision was driven by the extensive use of integration software, the comprehensive functionality of the software, and the superior skills and expertise provided by CIBER and Insync.

"We needed a single, enterprise-wide IT platform to effectively manage the increasing scale and complexity of our operation as the demand for technical services and integration with owners, partners, and customers expanded," said Forlagsentralen Chief Executive Officer Einar Einarsson.

Although this was a customer-driven project, an external project manager was used. CIBER implemented the mySAP solution in close cooperation with its partner.

From both a functional and technical perspective, the distribution solution based on industry specific media requirements provided Forlagsentralen with the tools, content, and methodology needed to implement and optimize the extensive demands of efficient logistics and exchange of business information.



Forlagsentralen ANS - Norway

Left to right: Trond Tvedt, Director of Distribution, Forlagsentralen ANS (Norwegian Title: Direktør FS Distribusjon); Einar Einarsson, Chief Executive Officer, Forlagsentralen ANS (Norwegian Title: Administrerende Direktør); Ole Andre Haugen, SAP Senior Consultant, CIBER Norway; Geir Lysaker, Account Manager, CIBER Norway; Steinar Sveen, Country Manager, CIBER Norway



As the United Kingdom became an advanced maritime nation, British mariners kept their timepieces on GMT, originally referring to mean solar time at the Royal Observatory, in Greenwich, England and "zero" degrees longitude.

Postie Plus Group Limited – New Zealand

Postie Plus Group Limited (PPGL) is a New Zealand success story. Made up of men's, women's and children's clothing specialist Postie+, Manchester specialist Arbuckles, baby product retailer Babycity, and the successful school uniforms business 'SchoolTex', PPGL businesses are long-standing, sound and complementary in terms of product, target markets and locations. *As one of the largest clothing retailers in New Zealand, PPGL has 120 stores and employs close to 1,300 people. PPGL is listed on the New Zealand Stock Exchange since 2003.*

PPGL realized that their existing systems were unable to support their plans for further expansion through organic growth as well as acquisition within the Oceanic market.

In addition, the management team around PPGL Chief Executive Officer, Ron Boskell realized that significant efficiency improvements in the supply chain could be achieved by improving their back-end systems. PPGL intensively researched the leading ERP software providers and finally decided upon the mySAP ERP solution of SAP, together with CIBER's Retail Best Practice solution, "novaRetail™." The final decision was driven by the functionality of CIBER's preconfigured SAP solution and the detailed industry experience of its consultants.

"Stock control is a vital factor for all retailers in fast-changing markets," said Ron Boskell. "A competitive appraisal of several outstanding systems led to selection of the novaRetail™ system from CIBER as the best fit for our needs and providing streamlined real-time reporting across our retail spectrum."

As a result of the implementation, Postie Plus Group will bring all of its IT systems onto a common platform to enhance inventory management, reporting, and sales forecasting activities and to position the firm for continued strong growth. The firm will also realize improved back-end support for group merchandising and supply chain operations. The implementation project started on August 1, 2006.

After **a record implementation time of only 15 weeks**, the first part of the PPGL solution was delivered with the Going Live of SAP Financials across the group. The second part and remaining functionalities which include complete Merchandise Management, Logistics Execution and Data Warehousing, is on track to be delivered by the end of the first quarter of 2007.

"We regard the relationship with CIBER as a strategic partnership and will collaborate very closely with them now and in the future," said John Burnell, Chief Financial Officer of Postie Plus Group. "CIBER adds a lot of value to our business, not only through their expertise in SAP, but also through their international retailing experience."


POSTIE PLUS GROUP LTD

Postie Plus Group Limited - New Zealand

Left to right: Mike Manoylovic, Logistics Manager, Postie Plus Group; Michael Niestroy, Director CIBER New Zealand; Jason Dellaca, Finance Manager, Postie Plus Group; Claudio Ghirelli, Manager Information Technology, Postie Plus Group; John Burnell, Chief Financial Officer, Postie Plus Group

Ipeco Holdings – UK

Ipeco Holdings is a group of specialized engineering businesses with core activities in the manufacture of flight deck and cabin interior equipment for the aircraft market, as well as power management products and machined components for the defense, electronics, and engineering industries.

With operations based in the UK and North America, Ipeco embarked upon an IT system replacement project to support their future growth in a highly competitive global market.

Keith Ross, Ipeco Secretary, explains, "The objective was to introduce a modern Enterprise Resource Planning solution that would support 'best practice' processes to help us maintain and develop our competitiveness."

"We needed to replace the core functionality of our previous systems, extending this to accommodate our advancing manufacturing processes and at the same time allow integration of Product Life Cycle Management."

Another key requirement was to introduce a system that would reflect the more specific needs and process considerations for repair and overhaul, customization, assembly, and manufacturing in the aerospace marketplace.

Ipeco opted for mySAP All-in-One for Aerospace & Defense from CIBER UK to meet their future needs."What impressed us most was CIBER's understanding of our business and our market and how we could apply the SAP solution to meet our needs."

"CIBER had strong references in the aerospace and defence sector and a proven approach to rapid system delivery with other organisations. By packaging appropriate industry specific best practice functions and business processes, together with tailored training, data migration, and support tools, CIBER helped us to go live in under 10 months," says Mr. Ross.

Ipeco's SAP system now supports 200 users across their sites in the UK and US with complete integration throughout the enterprise comprising Finance, Commercial, Manufacturing, Quality Assurance, Projects and Engineering, together with sophisticated Business Intelligence Tools.



Ipeco Holdings - UK

Left to right: Steve Johnson, Chief Executive Officer, Ipeco Holdings; Keith Ross, Company Secretary, Ipeco Holdings; Gary Springall, Managing Director, CIBER UK; Alan Miller, Director, CIBER UK



Peter Henlein created the first pocket watch in 1524, and Henry VIII may have worn one around his neck. These watches only had an hour hand - a minute hand was useless due to very inaccurate mechanisms.

Bayer Business Services – Germany

Bayer Business Services is Bayer Group's international competence center for IT-based services. Its focus is on integrated services in the four core areas of IT – infrastructure and applications, procurement and logistics, human resources and management services, and finance and accounting. *Bayer is a global enterprise with core competencies in the fields of healthcare, nutrition, and high-tech materials. Headquartered in Germany, the organization had annual turnover in excess of 27 billion Euros in 2005 and over 110,000 employees worldwide at September 2006. Bayer is represented around the world by 350 companies and markets some 5,000 products.*

In 1996 the management board of Bayer decided to migrate the existing proprietary IT systems of the entire organization to SAP. The SAP implementation projects started in 1998.

From the beginning of the SAP project phase, CIBER has worked closely with Bayer Business Services (earlier "Bayer Informatik"). In addition to the blueprinting work and the creation of a prototype, CIBER carried out many major project tasks including integration management (e.g., coordination of content-related synchronization of diverse major projects and integration tests), project management support, project planning and controlling and, of course, consulting, amongst other aspects such as:

- Module consulting; lead consulting;
- Support in add-on developments with programming shops;
- Basic support: conception and realization of technical synchronizations of diverse development strands;
- Printer and authorization concepts; and
- Master data concepts (harmonization, consulting concerning the organizational structure and workflow organization)

In 2001, CIBER was delighted to become an official "preferred supplier" of "Bayer Informatik", and for the next two years we worked on several implementation projects of Bayer Business Services for numerous subgroups of Bayer.

From 2003 on, CIBER assisted Bayer Business Services by the implementation projects and support for the start-up of Bayer's service companies. Additionally, CIBER supported Bayer Business Services in major carve-out and integration projects, the conception and realization of support organizations for miscellaneous systems, diverse Business Intelligence projects, and the reorganization of the master data administration and distribution (i.e., adapting to the constantly changing system landscape).

During 2006, CIBER's main activities for Bayer Business Services were the support of Business Intelligence projects, the re-evaluation of the authorizations concept in accordance with the SOX compliance directives of the Bayer company, the creation and implementation of a less complex system to support the business processes of over 75 smaller Bayer companies worldwide, plus second and third level SAP application support for two of its major customers.



Upgrade Strategy
BHC
BBS

Bayer Business Services – Germany

Left to right: Oliver Horch, Project Leader, CIBER Novasoft Germany; Andreas Kremer, Managing Director, CIBER Novasoft Germany (Cologne); Joachim Lumpre, Manager SAP Consulting, CIBER Novasoft Germany

Consolidated Statements of Operations

	Year Ended December 31,		
In thousands, except per share data	2004	2005	2006
Consulting services	$ 809,162	$ 917,443	$ 953,541
Other revenue	33,859	38,566	42,296
Total revenue	843,021	956,009	995,837
Cost of consulting services	589,397	676,575	705,900
Cost of other revenue	21,450	22,257	23,858
Selling, general and administrative expenses	176,692	204,563	215,109
Amortization of intangible assets	4,214	5,958	5,930
Operating income	51,268	46,656	45,040
Interest income	923	980	718
Interest expense	(7,028)	(8,888)	(8,002)
Other income (expense), net	2,232	(143)	350
Income before income taxes	47,395	38,605	38,106
Income tax expense	17,694	13,898	13,371
Net income	$ 29,701	$ 24,707	$ 24,735
Earnings per share – diluted	$ 0.45	$ 0.38	$ 0.40
Weighted average shares – diluted	74,642	68,296	62,357
Earnings per share – basic	$ 0.49	$ 0.40	$ 0.40
Weighted average shares – basic	60,701	62,536	61,925

CIBER, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

In thousands, except per share data	December 31, 2005	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 40,661	$ 33,319
Accounts receivable, net	212,110	226,055
Prepaid expenses and other current assets	18,118	21,020
Deferred income taxes	4,603	3,748
Total current assets	275,492	284,142
Property and equipment, at cost	60,086	72,325
Less accumulated depreciation	(34,698)	(45,804)
Property and equipment, net	25,388	26,521
Goodwill	409,703	431,886
Other intangible assets, net	24,708	21,220
Other assets	9,276	15,910
Total assets	$ 744,567	$ 779,679
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 31,995	$ 41,486
Accrued compensation and related liabilities	44,371	43,579
Other accrued expenses and liabilities	47,857	51,173
Income taxes payable	3,887	7,147
Total current liabilities	128,110	143,385
Bank line of credit	42,638	11,949
Long-term debentures	175,000	175,000
Deferred income taxes	18,779	26,684
Other long-term liabilities	503	5,291
Total liabilities	365,030	362,309
Minority interest	2,930	1,248
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued	-	-
Common stock, $0.01 par value, 100,000 shares authorized, 64,705 shares issued in each period	647	647
Additional paid-in capital	267,743	269,303
Retained earnings	130,182	152,681
Accumulated other comprehensive income (loss)	(879)	15,356
Treasury stock, 2,658 and 2,952 shares, respectively, at cost	(21,086)	(21,865)
Total shareholders' equity	376,607	416,122
Total liabilities and shareholders' equity	$ 744,567	$ 779,679

Consolidated Statements of Shareholders' Equity

In thousands	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances at December 31, 2003	64,705	$ 647	(6,106)	$ (54,209)	$ 266,777	$ 85,366	$ 6,051	$ 304,632
Net income	-	-	-	-	-	29,701	-	29,701
Foreign currency translation	-	-	-	-	-	-	14,596	14,596
Comprehensive income								44,297
Acquisition consideration	-	-	3,868	34,255	-	(3,797)	-	30,458
Employee stock purchases and options exercised	-	-	1,363	12,087	-	(3,458)	-	8,629
Tax benefit from exercise of stock options	-	-	-	-	772	-	-	772
Share-based compensation expense	-	-	7	60	-	(4)	-	56
Purchases of treasury stock	-	-	(1,295)	(11,181)	-	-	-	(11,181)
Balances at December 31, 2004	64,705	647	(2,163)	(18,988)	267,549	107,808	20,647	377,663
Net income	-	-	-	-	-	24,707	-	24,707
Gain on investment hedge, net of $146 tax	-	-	-	-	-	-	219	219
Foreign currency translation	-	-	-	-	-	-	(21,745)	(21,745)
Comprehensive income								3,181
Acquisition consideration	-	-	20	174	-	12	-	186
Employee stock purchases and options exercised	-	-	939	8,085	-	(2,384)	-	5,701
Tax benefit from exercise of stock options	-	-	-	-	194	-	-	194
Share-based compensation expense	-	-	16	140	-	39	-	179
Purchases of treasury stock	-	-	(1,470)	(10,497)	-	-	-	(10,497)
Balances at December 31, 2005	64,705	647	(2,658)	(21,086)	267,743	130,182	(879)	376,607
Net income	-	-	-	-	-	24,735	-	24,735
Loss on investment hedge, net of $2,353 tax	-	-	-	-	-	-	(3,820)	(3,820)
Foreign currency translation	-	-	-	-	-	-	20,055	20,055
Comprehensive income								40,970
Employee stock purchases and options exercised	-	-	928	7,122	-	(2,203)	-	4,919
Tax benefit from exercise of stock options	-	-	-	-	222	-	-	222
Share-based compensation expense	-	-	28	214	1,338	(33)	-	1,519
Purchases of treasury stock	-	-	(1,250)	(8,115)	-	-	-	(8,115)
Balances at December 31, 2006	64,705	$ 647	(2,952)	$ (21,865)	$ 269,303	$152,681	$15,356	$ 416,122

Condensed Consolidated Statements of Cash Flows

In thousands	Year Ended December 31, 2004	2005	2006
Operating activities:			
Net income	$ 29,701	$ 24,707	$ 24,735
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,006	11,486	12,187
Amortization of intangible assets	4,214	5,958	5,930
Deferred income tax expense	10,155	6,780	5,590
Provision for doubtful receivables	1,208	834	3,129
Share-based compensation	56	179	1,519
Other, net	(83)	2,101	207
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(15,948)	(11,412)	(11,246)
Other current and long-term assets	1,347	(1,035)	(6,273)
Accounts payable	4,685	5,076	8,235
Accrued compensation and related liabilities	(12,145)	(438)	(2,497)
Other accrued expenses and liabilities	(6,185)	(2,859)	(2,452)
Income taxes payable/refundable	9,914	(5,591)	5,741
Net cash provided by operating activities	36,925	35,786	44,805
Investing activities:			
Acquisitions, net of cash acquired	(120,328)	(9,641)	(9,854)
Purchases of property and equipment, net	(7,357)	(10,757)	(10,579)
Capitalized software development costs	-	(2,514)	(878)
Other, net	300	579	280
Net cash used in investing activities	(127,385)	(22,333)	(21,031)
Financing activities:			
Borrowings (payments) on long-term bank line of credit, net	48,704	(6,066)	(30,689)
Borrowings (payments) on bank term notes, net	4,200	(2,200)	6,768
Settlement of cross-currency interest rate swap	-	-	(6,112)
Employee stock purchases and options exercised	8,629	5,701	4,919
Purchases of treasury stock	(11,181)	(10,497)	(8,115)
Tax benefits from share-based compensation	-	-	222
Repayment of debt of acquired companies	(52,628)	-	-
Other, net	206	280	16
Net cash used in financing activities	(2,070)	(12,782)	(32,991)
Effect of foreign exchange rate changes on cash	4,439	(4,456)	1,875
Net decrease in cash and cash equivalents	(88,091)	(3,785)	(7,342)
Cash and cash equivalents, beginning of year	132,537	44,446	40,661
Cash and cash equivalents, end of year	$ 44,446	$ 40,661	$ 33,319

Quarterly Financial Highlights

In thousands, except per share data	March 31	June 30	Quarter Ended September 30	December 31	Total
Year ended December 31, 2006					
Revenue	$ 241,743	$ 249,968	$ 246,618	$ 257,508	$ 995,837
Amortization of intangible assets	1,447	1,491	1,592	1,400	5,930
Operating income	9,674	12,874	10,269	12,223	45,040
Net income	4,450	6,752	6,072	7,461	24,735
Earnings per share – diluted*	$ 0.07	$ 0.11	$ 0.10	$ 0.12	$ 0.40
Cash earnings per share – diluted[(1)]*	$ 0.09	$ 0.12	$ 0.11	$ 0.13	$ 0.46
Year ended December 31, 2005					
Revenue	$ 239,565	$ 240,955	$ 237,385	$ 238,104	$ 956,009
Amortization of intangible assets	1,580	1,479	1,454	1,445	5,958
Operating income	14,202	13,300	11,330	7,824	46,656
Net income	7,797	6,592	6,761	3,557	24,707
Earnings per share – diluted*	$ 0.12	$ 0.10	$ 0.11	$ 0.06	$ 0.38
Cash earnings per share – diluted[(1)]*	$ 0.13	$ 0.11	$ 0.12	$ 0.07	$ 0.44

(1) Cash earnings per share is calculated based on cash net income, which equals net income plus tax adjusted amortization expense.

* The effect of EITF 04-8, adopted effective December 2003, which increased net income and shares outstanding when computing stated EPS, was reduced to 70% implication in January 2005 and eliminated in July 2005.

Market for the Company's Common Stock & Related Shareholder Matters

The Company's common stock is listed on the New York Stock Exchange under the symbol "CBR." The table below sets forth the high and low closing sales price per share of the Company's common stock for the periods indicated:

	Low	High
Year Ended December 31, 2005		
First Quarter	$ 7.15	$ 9.54
Second Quarter	7.09	8.75
Third Quarter	7.25	8.03
Fourth Quarter	5.75	7.43
Year Ended December 31, 2006		
First Quarter	$ 5.57	$ 6.91
Second Quarter	5.91	7.07
Third Quarter	6.19	6.77
Fourth Quarter	6.60	7.22
Year Ending December 31, 2007		
January 1 to March 9	$ 6.45	$ 7.27

CBR
LISTED
NYSE

As of December 2006, the number of beneficial owners of common stock was approximately 15,000.

The Company's policy is to retain its earnings to support the growth of the Company's business. Accordingly, the Board of Directors of the Company has not declared cash dividends on its common stock and does not presently have plans to do so.

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Board of Directors


2006 Annual Report
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The Sun Never Sets for CIBER

CIBER's Board of Directors:

Bobby G. Stevenson, Chairman

Mac Slingerlend

Peter Cheesbrough */*

Paul Jacobs *, ***/*, ***

Arch McGill *, **/*, **

George Sissel *, ***/*, ***

Jim Spira **/**

Jim Wetherbe **, ***/**, ***

2006 Committee Assignments (/2007)

* Audit

** Compensation

*** Governance/Nominating

Corporate Officers:

President/Chief Executive Officer/Secretary
Mac Slingerlend

EVP/Chief Operating Officer
Dave Girard

SVP & CEO/CIBER Europe
Terje Laugerud

SVP/Chief Financial Officer/Treasurer
Dave Durham

SVP/Administration
Pong Suvarnasorn

VP/Chief Accounting Officer
Chris Loffredo

VP/Employee Services
Dave Plisko

VP/General Counsel
Susan Keesen

VP/Investor Relations
Jennifer Matuschek

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Operating Officers

CIBER CUSTOM COMMERCIAL PRACTICE

Regional Vice Presidents
Tony Hadzi
Raye LaPlante
Joe Mancuso

VP/CIBERsites
Mark Perlstein

VP/Country Manager (India)
Hanamant Katti

VP/National Practice Leaders
Ed Bassett – Security
Khalid Mansour – Architecture
Tony Phillips – Travel & Hospitality

VP/Delivery
Brian Mckeon
John Bird

VP/Technology
Ivars Apse
Jon Scarpelli

VP/US Marketing
Robin Caputo

VP/Area Directors
Cyndi Geiger
Bill Hazelton
David Hodownes
Tod Kerr
Christine Locklin
Heather Morris-Kyer
John Morrissey
Kyle Nelson
Tony Phillips
Dan Russell
Tom Streicher
Scott Youngman

Area Directors
Joni Burton
Paul Cmiel
Shane Davis
Steve Egart
Mike Hildreth
Ron Noble
Jim Tatro
Tim Van Wyngarden
Bob Watts

CIBER STATE & LOCAL GOVERNMENT PRACTICE

SVP/Practice President
Ed Burns

VP/Operations
Paul Quade

Regional Vice President
Ann Griffiths

VP/Practice Directors
Ron Frazier – HHS
Mike Hildreth – K-12

VP/Area Directors
Carla Capps
Joe Marchizza

Area Directors
Rob Mitchell
John Wood

CIBER ENTERPRISE SOLUTIONS PRACTICE

SVP/Practice President
Russ Wheeler

VP/Business Development
Garth Carter

Practice Vice Presidents
Eric Borcherding
Mike Dillon
Paul Robson
Joerg Rohde

CIBER FEDERAL GOVERNMENT PRACTICE

SVP/Practice President
Wally Birdseye

VP/Business Development
Marc Benezra

Practice Vice Presidents
Walter Claxton
Bob MacFarlane
Jim Naylor
Deb Scott
Ron Smith

CIBER EUROPE

European President & CEO
Terje Laugerud

SVP/European CFO
Peter Harris

VP/Regional Managers
Tom van den Berg
Peter Lloyd

Director/Strategic Sales & Alliances
Petra Konrad

European Country Managers (Including Eastern Asia)
Australia – Günter Winter
Austria – Karl-Heinz Breinsperger
China – Gao Ling
Czech Republic – Vladimír Moravec
Denmark – Lars Severin Klausen
Finland – Tarja Mäkinen
Germany – Jörg Dietmann
Netherlands – Tom van den Berg
New Zealand – Michael Niestroy
Norway – Steinar Sveen
Russia – Alexander Nisnik
Spain – Juan Pablo de la Fuente Diaz
Sweden – Ann-Catrine Appelquist
UK – Gary Springall
UK– Novasoft – Roy Tomlinson

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Country Contact Information

CIBER, Inc.
Corporate Headquarters
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111
Tel: 303-220-0100
www.ciber.com

CIBER Federal
7900 Westpark Drive
Suite A515
McLean, VA 22102
Tel: 703-610-6400
www.federal.ciber.com

CIBER State & Local
One Lincoln Centre 18 W.
140 Butterfield Rd., Suite 400
Oakbrook Terrace, IL 60181
Tel: 630-424-1400
www.stategov.ciber.com

CIBER Enterprise Solutions
10230 N.E. Points Drive, Suite 500
Kirkland, WA 98033
Tel: 425-284-1360
www.ciber.com/ces

EUROPE

CIBER UK (London) (Europe HQ)
35 Portman Square
London, UK
W1H 6LR
Tel: +44 207 487 4366
www.ciber-uk.com

CIBER Novasoft Austria
Linzer StraBe 195
Vienna,
Austria 1140
Tel: +43 1532 7896
www.ciber-novasoft.com

CIBER Novasoft Czech Republic
Oldrichova 49
Prague 2
Czech Republic 128 00
Tel: +42 2 6122 0064
www.ciber-novasoft.com

CIBER Denmark
Lautruphoj 1 - 3
Ballerup, Denmark
DK 2750
Tel: +45 44 66 2466
www.ciber-denmark.com

CIBER Novasoft Finland
Metsanneidonkuja 6
Espoo
Finland 02130
Tel: +358 9 7255 5050
www.ciber-novasoft.com/finland

CIBER Novasoft Germany (Heidelberg)
Alte Eppelheimer Str. 8
Heidelberg
Germany 69115
Tel: +49 6221 4502 0
www.ciber-novasoft.com

CIBER Novasoft Germany (Cologne)
Waltherstr. 49
Cologne, Deutschland
Germany 51069
Tel: +49 2218 3066 31
www.ciber-novasoft.com

CIBER Netherlands (Eindhoven)
Meerkollaan 15
Eindhoven
The Netherlands 5613 BS
Tel: +31 40 232 9090
www.ciber-netherlands.com

CIBER Netherlands (Nieuwegein)
Archimedesbaan 16
Nieuwegein
The Netherlands 3439 ME
Tel: +31 30 608 5080
www.ciber-netherlands.com

TopContracts BV (Amsterdam)
Kingsfordweg 151
Teleport Towers
1943 GR Amsterdam
Tel: +31 20 491 9576
www.topcontracts.nl

CIBER Norway
Stortorvet 10
Postboks 417 Sentrum
Oslo, Norway N-0103
Tel: +47 22 34 8000
www.ciber-norway.com

CIBER Novasoft Russia
ul. Italinaskaia 5
Saint Petersburg
Russia 191011
Tel: +7 812 346 7670
www.ciber-novasoft.com/russia

CIBER Offilog (Barcelona)
C/ Josep Plá, nº2
B3, Planta 12
Barcelona, Spain 08019
Tel: +34 93 225 7430
www.ciber-offilog.com

CIBER Offilog (Madrid)
Edificio Torre Picasso
C/Pl. Ruiz Picasso, 1, Planta 20
Madrid, Spain 28020
Tel: +34 91 417 7484
www.ciber-offilog.com

CIBER Offilog (Zaragoza)
Paseo Independencia
8 dupl. 2° izquierda
Zaragoza, Spain 50004
Tel: +34 97 679 4362
www.ciber-offilog.com

CIBER Sweden
Drottninggatan 25, 1 tr
111 51 Stockholm
Tel: +46 8 506 111 00
www.ciber-sweden.com

CIBER Novasoft UK (Harefield)
Salamander Quay West, Park Lane
Harefield, Middlesex, UK
UB9 6NZ
Tel: +44 1895 829 100
www.ciber-novasoft.com/uk

CIBER UK (Hinckley)
No2 Watling Drive
Sketchley Meadows Business Park
Hinckley, Leicestershire
UK LE10 3EY
Tel: +44 870 000 0204
www.ciber-uk.com

CIBER UK (Leicester)
1 Smith Way, Grove Park
Enderby, Leicester
Leicestershire, UK LE19 1SX
Tel: +44 870 000 0204
www.ciber-uk.com

CIBER UK (Oxford)
Unit 1, Kingston Bagpuize Bus. Park
Kingston Bagpuize
Oxfordshire, UK OX13 5AS
Tel: +44 1865 822520
www.ciber-uk.com

ASIA/PACIFIC

CIBER Novasoft Australia
Level 2, 201 Miller St.
North Sydney, Australia
NSW, 2060
Tel: +61 2 9200 0887
www.ciber-novasoft.com/australia

CIBER Novasoft China
Unit C, 6/F Century Ba-shi Bldg.
398 Huai Hai Zhong Road
Shanghai, China 200021
Tel: +86 21 6387 5003
www.ciber-novasoft.com/china

CIBER India
IBC Knowledge Park
4/1 Bannerghatta Rd.
Tower D, 5th Floor
Bangalore, India 560 029
Tel: +91 80 66990500
www.cibersites.com/india

CIBER Novasoft New Zealand
Level 9, SAP Centre
67-69 Symonds St.
Auckland, NZ 1061
+64 9 968 2935
www.ciber-novasoft.com

ciber

Office Locations



Commercial
Atlanta, GA
Austin, TX
Boston, MA
Charlotte, NC
Chicago, IL
Cincinnati, OH
Dallas, TX
Denver, CO
Detroit, MI
Ft. Lauderdale, FL
Kansas City, KS
Memphis, TN
Minneapolis, MN
Orlando, FL
Philadelphia, PA
Pittsburgh, PA
Portland, OR
Providence, RI
Raleigh, NC
Rochester, MN
Rochester, NY
San Francisco, CA
Scottsdale, AZ
Seattle, WA
St. Louis, MO
Tampa, FL
Washington, D.C.

State & Local
Albany, NY
Atlanta, GA
Austin, TX
Baton Rouge, LA
Bloomington, IL
Columbus, OH
Dallas, TX
Denver, CO
Harrisburg, PA
Indianapolis, IN
Jackson, MS
Little Rock, AR
Montgomery, AL
Nashville, TN
Sacramento, CA
San Francisco, CA
Springfield, IL
Tallahassee, FL
Vancouver, WA

Federal
Baltimore, MD
Colorado Springs, CO
Dallas, TX
Denver, CO
Huntsville, AL
Kansas City, MO
Newport News, VA
Peachtree City, GA
Vancouver, WA
Washington, D.C.

CIBERsites
Edison, NJ
Dallas, TX
Oklahoma City, OK*
Phoenix, AZ
Scottsdale, AZ
Staten Island, NY
Tampa, FL*

** Domestic Development Centers*

CIBER India
Bangalore, India (3)

CIBER Enterprise Solutions Division
Atlanta, GA
Chicago, IL
Cincinnati, OH
Concord, CA
Dallas, TX
Denver, CO
Indianapolis, IN
Orange County, CA
San Mateo, CA
Seattle, WA
South Bend, IN
Toronto, Canada

CIBER Europe
Vienna, Austria
Prague, Czech Republic
Copenhagen, Denmark
Helsinki, Finland
Cologne, Germany
Heidelberg, Germany
Amsterdam, Netherlands
Eindhoven, Netherlands
Nieuwegein, Netherlands
Oslo, Norway
St. Petersburg, Russia
Barcelona, Spain
Madrid, Spain
Zaragoza, Spain
Stockholm, Sweden
Harefield, United Kingdom
Hinckley, United Kingdom
Leicester, United Kingdom
London, United Kingdom
Oxford, United Kingdom

CIBER Eastern Asia/Pacific
Sydney, Australia
Beijing, China
Shanghai, China
Auckland, New Zealand

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Additional Information

Financial information, including our audited consolidated financial statements and notes thereto, and management's discussion and analysis can be found in our December 31, 2006 Form 10-K filed with the Securities and Exchange Commission. Our Form 10-K can be accessed through our web site or the SEC's web site at www.sec.gov/edgar.shmtl, or copies can be obtained without charge by writing to the Investor Relations Department at CIBER, Inc. or by calling 303-220-0100. Please look for periodic additional communications on the Internet at http://www.ciber.com.

CIBER's annual CEO certification was filed with the NYSE on March 9, 2007. In addition, CIBER has filed the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as exhibits to the Company's annual report on Form 10-K filed with the Securities and Exchange Commission for 2006.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Forward-looking statements involve risks and uncertainties that could cause actual results to vary materially from such statements. Please refer to discussions of certain of these risks and uncertainties in the Company's press releases, quarterly and annual reports, 10-Ks, 10-Qs and other Securities and Exchange Commission filings.

CIBER is pleased to offer online investor services. Shareholders can now enjoy the benefits and convenience of electronic delivery of the Annual Report, Proxy Statement and related materials, online proxy voting and more.

To enroll for online delivery next year, visit www.icsdelivery.com/cbr. When hard copies of the Proxy Statement and Annual Report to Stockholders are distributed in connection with future Annual Meetings, you will receive an e-mail alert that the materials are ready to be viewed online. This e-mail will also provide instructions on how to vote your shares online. If you enroll, you will not receive hard copies of the Proxy Statement and Annual Report to Stockholders in the mail.

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:00 A.M. Mountain Time on May 3, 2007, via the Internet only at www.ciber.com/cbr/annualmeeting.

Auditors

Ernst & Young LLP
Denver, Colorado

Transfer Agent

Wells Fargo
St. Paul, Minnesota

† The Magic Quadrant is copyrighted January and February 2006 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

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www.ciber.com

END

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